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                                                                      Exhibit 13

                                LETTER AGREEMENT

                                October 13, 1999


Shmuel Arditi
11 Ben Gurion
Givat Shmuel 51905
Israel

Dear Mr. Arditi:

You have received option grants from DSP Communications, Inc. ("DSP") as set forth on Exhibit A (the "Option Grants"). Those option grants are subject to certain vesting acceleration events as set forth in the DSP resolutions of the compensation committee effective September 29, 1999 set forth on Exhibit B. We would like to have you remain in the employ of DSP after the merger of DSP with one of our subsidiary corporations pursuant to an Agreement and Plan of Merger dated October 13, 1999 (the "Merger Agreement").

If you remain in the employment of DSP, your agreements herein would go into effect at the "Assumption Time," which means the time that Intel Corporation accepts shares for payment pursuant to the Offer as defined in the Merger Agreement and is contingent on the acceptance of such shares.

We recognize that the first accelerated vesting event set forth in the resolutions has occurred and one third of the options have vested. The balance of the remaining 2/3 of the options would be subject to accelerated vesting as set forth in this letter rather than as set forth in the resolutions. The accelerated vesting events would be as follows:

        (i) 45,000 options, which would otherwise have not yet vested, would vest upon the achievement of 1999 fourth quarter 1999 revenue of at least $41.3 million, (ii) 45,000 options, which would otherwise have not yet vested, would vest on the achievement by DSP of calendar year 2000 revenues of at least $289,000,000 and (iii) 45,000 options, which would otherwise have not yet vested, would vest if DSP achieves the shipment of commercial quantities of products by DSP to any two (2) entities out of the New Business Accounts (Philips Consumer Corporation, Hyundai, Samsung, or any other entity which was not receiving commercial quantities of DSP's products as of January 1, 1999) by December 31, 2000. All of these accelerated vesting events would be allocated pro rata among the Option Grants.

If DSP should terminate your employment without cause prior to the date by which you could achieve any of the foregoing goals, shares that would accelerate upon achievement of those future goals shall accelerate to the date of your termination.

In consideration of the foregoing, as soon as practicable following the Assumption Time, Intel will grant you 50,000 options to purchase Intel stock at an exercise price equal to the fair market value of the underlying Intel stock on the grant date. These new options shall vest on the seventh anniversary from the date of grant. In the event (i) DSP achieves quarter 1999 revenue of at least $41.3 million, the vesting of 10,000 of the new options shall be accelerated on January 15, 2001 and (ii) if DSP achieves calendar year 2000 revenues of at least $289 million, the vesting of 40,000 of the new options shall be vested on January 15, 2001.

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                            INTEL CORPORATION,
                            a Delaware corporation



                            By:   /s/ ARVIND SODHANI
                               ------------------------------------------------
                               Name:  Arvind Sodhani
                               Title: Treasurer

I agree to the terms and conditions in this Letter Agreement.

Date:   October 14, 1999
     -----------------------------------------




/s/ SHMUEL ARDITI
----------------------------------------------
    Shmuel Arditi



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